Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

January 6, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Loan Lauren P. Nguyen

Re:	Keane Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 14, 2016
File No. 333-215079 (the “Registration Statement”)

Dear Ms. Nguyen:

On behalf of Keane Group, Inc. (the “Company”), and as discussed with the staff (the “Staff”) of the Securities and Exchange Commission, we respectfully submit to the Staff on a supplemental basis the attached proposed changes to the Registration Statement in addition to the changes submitted to the Staff on January 4, 2017, attached as Appendix A . The proposed changes reflect, among other things, clarification to our use of the term “cannibalization” and information required by Item 402 of Regulation S-K for fiscal year 2016.

We respectfully request your prompt review of the submission. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

Securities and Exchange Commission

January 6, 2017

CC:	Joseph Klinko, the Securities and Exchange Commission

Jenifer Gallagher, the Securities and Exchange Commission

Jason Langford, the Securities and Exchange Commission

Gregory L. Powell, Keane Group, Inc.

Brian Coe, Keane Group, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

Appendix A